SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Dated March 14, 2005

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20
3032 AC Rotterdam
The Netherlands
(Address of registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No   X

If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

SIGNATURES
EXHIBIT INDEX
EX-99.1.1: SHAREHOLDERS CIRCULAR
EX-99.1.2: PROXY STATEMENT/PROSPECTUS

INDEX

Exhibit 1.1	Shareholders Circular, dated March 14, 2005.

Exhibit 1.2	Proxy Statement/Prospectus, dated March 14, 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITTAL STEEL COMPANY N.V.

Date: March 14, 2005	By:	/s/ Henk Scheffer

	Name:	Henk Scheffer

	Title:	Company Secretary

EXHIBIT INDEX

1.1	Shareholders Circular, dated March 14, 2005.

1.2	Proxy Statement/Prospectus, dated March 14, 2005.